Howard H. Lamar III phone: (615) 742-6209 fax: (615) 742-2709 e-mail: hlamar@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

August 29, 2012

Via EDGAR and E-mail

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emdeon Inc.
Registration Statement on Form S-4
Filed July 20, 2012
File No. 333-182786

Dear Ms. Ransom:

On behalf of Emdeon Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2012 (the “Registration Statement”). For your convenience, we have enclosed herewith two marked copies of Amendment No. 1, which have been marked to show changes made to the original Registration Statement, as well as four unmarked copies of Amendment No. 1.

Set forth below are the Company’s responses to the comments of the Staff of the Commission (the “Staff”) contained in its letter to the Company, dated August 16, 2012. For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted below. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Securities and Exchange Commission

August 29, 2012

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The Company has provided the Staff with the requested supplemental letter in response to the Staff’s comment as EDGAR correspondence.

2.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

Response: The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933, as amended.

3.	We note that you have not provided any disclosure in response to Items 102 and 305 of Regulation S-K. Please confirm to us that you do not believe any disclosure is required pursuant to such items.

Response: The Company confirms that it does not believe that any disclosure is required pursuant to Item 102 of Regulation S-K. The disclosure required by Item 305 of Regulation S-K has been added on page 87 of Amendment No. 1 in response to the Staff’s comment.

Prospectus Summary, page 1

4.	Please disclose the information required by Item 503(d) of Regulation S-K.

Response: The requested disclosure has been added on page 10 of Amendment No. 1 in response to the Staff’s comment.

The 2011 Transactions, page 8

5.	We note that General Atlantic owned 65.77% ownership interests of the Company before the 2011 merger, and that General Atlantic appeared not to be part of the merger transaction based on your disclosures. In that regard, please explain to us and disclose how General Atlantic sold their ownership interests to Blackstone Group.

Response: The Company respectfully advises the Staff that, in connection with the Merger, General Atlantic’s shares were treated the same as the shares held by the Company’s other

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August 29, 2012

stockholders. As disclosed on pages 54 and F-9 of Amendment No. 1, as a result of the consummation of the Merger, each share of Class A common stock and Class B common stock of the Company, other than (i) shares owned by the Company and its wholly-owned subsidiaries and (ii) shares owned by Parent and its subsidiaries, including shares and other equity contributed by certain rollover investors in connection with the Merger, was cancelled and/or converted into the right to receive $19.00 in cash, without interest and less any applicable withholding taxes. In response to the Staff’s comment, the Company has included substantially similar text on pages 8 and 45 of Amendment No. 1 to describe the Merger.

Unaudited Pro Forma Consolidated Statements of Operations For the Year Ended December 31, 2011, page 52

6.	We note your labeling all columns including the various pro forma adjustments and pro forma consolidated as “historical”. Please revise to label the audited financial statements’ columns only as historical.

Response: The disclosure has been revised on page 50 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Consolidated Statement of Operations For the Three Months Ended March 31, 2012, page 53

7.	Refer to footnote 5(c). We note your disclosure of the exclusion of $21.85 million and $3.58 million of loss on extinguishment of debt and transaction expenses, respectively attributable to debt re-pricing. We also note that the re-pricing was incurred in April 2012. As such, we are unclear how you excluded these charges when they were not yet recorded in the historical consolidated statement of operations for the three months ended March 31, 2012. Please explain or revise your disclosures.

Response: The Company respectfully advises the Staff that footnote 5(c) to the pro forma consolidated statement of operations was intended to satisfy the requirements set forth in Regulation S-X, Rule 11-02(b)(5) which provides that “Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included (emphasis added) in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement.”

In connection with the inclusion of updated interim financial statements in Amendment No. 1, the Company advises the Staff that such nonrecurring charges that were directly attributable to the Repricing have now been included in the Company’s historical financial statements for the six months ended June 30, 2012. Accordingly, the Company has revised its disclosure on page 53 of Amendment No. 1 to reflect a pro forma adjustment to eliminate such nonrecurring charges that were directly attributable to the Repricing.

Securities and Exchange Commission

August 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

8.	We note your discussions and presentations of line items “sales, marketing, general and administrative excluding corporate expenses (or SMG&A)” and “corporate expenses” for the operating results’ discussions for the three months period end March 31, 2012 and for the predecessor and successor periods within the year ended December 31, 2011. In this regard, we note that the corporate expenses represent transaction related costs plus other SMG&A carved out expenses and that the classification is inconsistent with your financial statements presented on pages F-4 and F-59. Please explain to us and disclose the basis of your classification in MD&A and reconcile for us the amounts from these line items to those from the comparable line items within the financial statements.

Response: The classification of expenses within the results of operations table on page 73 of Amendment No.1 is intended to satisfy the requirement to discuss significant components of revenue and expenses. Section 9220.3 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”) provides that “Segment analysis is usually necessary to enable a reader to understand the consolidated amounts, but it should not result in repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information…All components of the registrant’s results of operations, including those that may not be allocated to the segments in determining the segmental profit or loss (such as certain corporate overhead items or income taxes for example) should be discussed.”

In this case, each of the major captions included in the consolidated statement of operations is presented by segment in the results of operations table. Such captions include substantially all expenses that are allocable to a reportable segment or segments. Costs and expenses that are not allocable to a specific segment or segments are generally classified within the line item for “corporate expenses” in the results of operations table. Such costs and expenses generally consist of corporate overhead expenses (e.g., legal, human resources, marketing, finance and other corporate costs), as well as items that are unusual in nature or infrequent in occurrence (e.g., transaction related costs, loss on abandonment of leased properties, etc.). Because these latter items are generally not allocable to a particular segment, the Company believes they should be discussed separately to satisfy the requirements outlined in Section 9220.3 of the Financial Reporting Manual.

As requested by the Staff’s comment, the following is a reconciliation of the amounts reported in Note 20. “Segment Reporting” of Notes to Consolidated Financial Statements beginning on page F-41 of Amendment No. 1 to “corporate expenses” reported in the results of operations table on page 73 of Amendment No. 1:

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August 29, 2012

	Period from November 2, 2011 to December 31, 2011	Period from January 1, 2011 to November 1, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Corporate and eliminations included within SG&A in segment footnote	10,560	41,095	47,918	48,844
Eliminations included within SG&A in segment footnote	40	210	129	426
Transaction related costs reported separately within the segment footnote	17,857	66,625	—	—
Accretion reflected in segment footnote	2,916	—	—	—
Loss on abandonment of leased properties (immaterial to disclose separately)	—	—	543	704

Total reported in segment footnote	31,373	107,930	48,590	49,974
Corporate expense per results of operations table	31,373	107,930	48,590	49,974

Difference	—	—	—	—

Business, page 86

9.	Please disclose in this section or in note 20 to the consolidated financial statements the total assets for each of your three segments for each of the last three fiscal years. See Item 101(b) of Regulation S-K.

Response: The Company notes that Item 101(b) of Regulation S-K requires registrants to “report for each segment, as defined by generally accepted accounting principles (emphasis added), revenues from external customers, a measure of profit or loss and total assets.” As it relates to generally accepted accounting standards, Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280-10-50-27 provides that “…only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment.”

Because the Company does not allocate assets to reportable segments for internal management or any other purpose, the chief operating decision maker does not receive or use any measure of segment assets. Accordingly, the Company has concluded that no disclosure of segment assets is required under generally acceptable accounting principles or Item 101(b) of Regulation S-K.

Securities and Exchange Commission

August 29, 2012

Executive Compensation, page 109

Compensation Discussion and Analysis, page 109

Overview of Components of Compensation, page 111

Annual Cash Bonuses, page 112

10.	Please elaborate upon your discussion here to disclose what percentage of the overall amounts paid out for 2011 reflected subjective evaluations of each individual named executive officer’s performance and what factors were taken into account in evaluating such performance. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company respectfully advises the Staff that the annual cash bonus program is not divided into objective and subjective components on a formulaic basis, such that the portion attributable to subjective evaluations may be stated as a discrete percentage of the whole. Accordingly, the disclosure has been revised beginning on page 114 of Amendment No. 1 to clarify the nature of the Compensation Committee’s decision making process with respect to annual cash bonuses and to articulate the subjective factors taken into account in setting bonus payments in response to the Staff’s comment.

Equity-Based Awards, page 113

2011 Awards, page 114

11.	Please disclose the factors considered by your compensation committee for the March 2011 option and RSU grants. In doing so, please explain why you chose to issue options and RSUs. See Item 402(b)(1)(v) and (2)(ii) of Regulation S-K.

Response: The requested disclosure has been added on page 116 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 129

Related Party Transactions Policies and Procedures, page 129

12.	Please describe generally the persons that constitute related parties. See Item 404(b)(1) of Regulation S-K.

Response: The requested disclosure has been added on page 132 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

August 29, 2012

Tax Receivable Agreement Obligations to Related Parties, page 129

13.	Please disclose the amounts paid to the Tax Receivable Entity and the Management Members under the Tax Receivable Agreements. See Item 404(a)(4) of Regulation S-K.

Response: The requested disclosure has been added on page 134 of Amendment No. 1 in response to the Staff’s comment.

Transactions with Investor Group Portfolio Companies, page 132

14.	Please tell us the basis for why you have not disclosed the information required by Item 404(a) of the Regulation S-K with respect to the commercial transactions.

Response: The Company believes that specific disclosure regarding the transactions between the Company or its subsidiaries, on the one hand, and the companies in which ownership interests are held by The Blackstone Group L.P., Hellman & Friedman LLC or certain affiliated investment funds (collectively, the “Investor Group”) or their respective affiliates, on the other hand, is not required at the present time. The Company’s position is based on its view that any interest that Company related persons (within the meaning of Item 404 of Regulation S-K) may have in such transactions would not qualify as a “direct or indirect material interest” of such related persons under Item 404(a) of Regulation S-K, and that such transactions are not otherwise material to the Company.

The Company believes that its view is consistent with the principles-based nature of Item 404 of Regulation S-K, as well as the related adopting release, SEC Release Nos. 33-8732A; 34-54302A (August 26, 2006) (the “Release”). According to the Release, “there may be situations where, although the instructions to Item 404(a) of Regulation S-K do not expressly provide that disclosure is not required, the interest of a related person in a particular transaction is not a direct or indirect material interest,” in which case “information regarding such interest and transaction is not required to be disclosed under Item 404(a)” (Release, p. 150). The Release also notes that “[t]he materiality of any interest will continue to be determined on the basis of the significance of the information to investors in light of all the circumstances” (Release, p. 149). In making this determination, the Company has relied in part on the fact that these transactions have been entered into in the ordinary course of our business and are business relationships that were entered into prior to the acquisition of the Company by the Investor Group. As the Release recognizes, such considerations are relevant for purposes of the determination of materiality under Item 404(a) of Regulation S-K (“[h]owever, we note that whether a transaction which was not material to the company or the other entity involved and which was undertaken in the ordinary course of business of the company and on the same terms that the company offers generally in transactions with persons who are not related persons, are factors that could be taken into consideration when performing the materiality analysis for determining whether disclosure is required under the principle for disclosure”; Release, pp. 165-66).

Securities and Exchange Commission

August 29, 2012

Amended and Restated Data License Agreement with WebMD, page 132

15.	Please disclose amounts paid by WebMD to you under the Data License Agreement. See Item 404(a)(3) of Regulation S-K.

Response: The requested disclosure has been added on page 136 of Amendment No. 1 in response to the Staff’s comment.

Where You Can Find More Information, page 291

16.	Please revise the fourth sentence to comply with Securities Act Rule 411(a). Please also provide additional disclosure in the prospectus, as appropriate.

Response: The disclosure has been revised on page 294 of Amendment No. 1 in response to the Staff’s comment.

Consolidated Statements of Operations, page F-4

17.	We note you incurred transaction related costs of $66.6 million and $17.8 million for the predecessor period from January 1 to November 1, 2011 and for the successor period from November 2 to December 31, 2011, respectively. In that regard, please tell us and disclose in a footnote the nature of these expenses and how you reasonably determined their allocation between the predecessor and successor periods.

Response: As noted in the Staff’s comment, the Company incurred transaction–related costs which are summarized by period in the following table:

	Successor	Predecessor
	November 2 through December 31, 2011	January 1 through November 1, 2011
Accelerated vesting of equity compensation	$—	$35,285
Professional and other advisory fees	—	27,573
Expenses incurred in connection with the refinancing of existing debt	16,857	—
Transaction-related bonuses and severance	1,000	3,767

Total	$17,857	$66,625

As discussed below, because each of the above transaction-related expenses was incurred as of a specific date, the Company respectfully advises the Staff that no allocation among the Predecessor and Successor periods was necessary.

With respect to the expenses incurred in the Successor period, the Company’s then-existing debt was not refinanced until immediately after the Merger had occurred. As a result, these costs are specifically allocable only to the Successor period. Likewise, because the termination of the Company’s executive chairman did not occur until after the Merger had been completed, the associated severance expenses are appropriately reflected in the Successor period.

Securities and Exchange Commission

August 29, 2012

With respect to the expenses incurred in the Predecessor period, while the accelerated vesting of equity-based compensation and payment of the transaction bonuses were contingent upon the completion of the Merger, all of the requisite services were rendered in the Predecessor period such that recognition of the associated expenses in the Predecessor period is appropriate. Similarly, the professional and other advisory fees, though contingent upon the completion of the Merger in certain cases, were incurred by the Company prior to the completion of the Merger and thus are appropriately reflected in the Predecessor period.

To clarify the nature and timing of these expenses, the Company has included a table on page F-10 of Amendment No. 1 in response to the Staff’s comment.

4. Business Combinations, page F-16

18.	We note you characterize the 2011 Merger, which resulted in the Company being taken private as a “reverse acquisition”. Please explain to us why it is appropriate to characterize the transaction as a “reverse acquisition” and whether the term is used in a legal or accounting context. If a merger subsidiary was utilized, please tell us why it was not a forward or reverse triangular merger.

Response: The Company used the term “reverse acquisition” when referring to the Merger in Note 4. “Business Combinations” of Notes to Consolidated Financial Statements beginning on page F-16 based on its understanding that the Merger was treated as a “reverse acquisition” in accordance with FASB ACS 805-40-20.

FASB ASC 805-10-55-15 states the following: “A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.” The Company also understands that in mergers involving a special purpose merger subsidiary, consistent with the above, the SEC Staff (e.g. in an August 16, 2001 letter to the FASB) has expressed the view that a merger subsidiary with significant precombination activities may be the accounting acquirer.

In the context of the Company’s facts and circumstances, Beagle Acquisition Corp. (a merger subsidiary) was merged into Emdeon Inc., with Emdeon Inc. being the surviving corporation following the Merger. Although Beagle Acquisition Corp. was transitory in nature, it was the borrower of $750 million in aggregate principal amount of the Company’s senior notes that were partially used to finance the Merger. Accordingly, the Company concluded that Beagle Acquisition Corp.’s role as the borrower of the senior notes constituted significant precombination activities sufficient to conclude that Beagle Acquisition Corp. may be the acquirer from an accounting perspective in accordance with FASB ASC 805-10-55-15. Furthermore, the Company determined that Beagle Parent Corp. obtained control of the Company as a result of the Merger, such that Beagle Acquisition Corp., having met the requirements of FASB ASC 805-10-55-15 to be considered the acquirer, is deemed to be the acquirer from an accounting perspective.

Securities and Exchange Commission

August 29, 2012

The Company acknowledges that the particular structure of the Merger transaction also can be accurately described as a “reverse triangular merger.” However, because the term “reverse triangular merger” is not referred to in FASB ASC 805 (which provides the accounting foundation on which the Merger accounting was determined), the Company believes it is more appropriate to use the term “reverse acquisition” in the Notes to the Consolidated Financial Statements.

19.	We note a significant amount of goodwill recognized as a result of the 2011 Merger. We also note your disclosure that goodwill is attributable to expected synergies. In that regard, please provide additional qualitative disclosure of the factors that make up goodwill. For instances, if the balance is principally related to the expected synergies please describe in greater detail those synergies and how you expect to achieve them. Reference is made to ASC 805-30-50.

Response: The disclosure has been revised on page F-18 of Amendment No. 1 in response to the Staff’s comment.

20.	Refer to other information supplementally disclosed under purchase price allocation table on page F-18. Please tell us and disclose why you do not expect the goodwill to be tax deductible. In this regard, advise us how the transaction to acquire control was structured for tax purposes.

Response: The Merger was treated as a stock purchase for federal income tax purposes under Rev. Rul. 73-427, 1973-2 C.B. 301. In this type of transaction, the target corporation’s tax basis in its assets does not change due to the sale of the company’s stock. Because the target is not a party to the sale of its stock to the buyer, the target does not recognize any gain or loss in a taxable stock acquisition and, therefore, the inside basis of the target is not changed and continues to use carryover basis. As a result, none of the goodwill is deductible for tax purposes.

The requested disclosure has been added on page F-18 of Amendment No. 1 in response to the Staff’s comment.

19. Other Related Party Transactions, page F-39

21.	Please identify all related party transactions on the face of the balance sheet, income statement, or statement of cash flows. Reference is made to Rule 4-08(k) of Regulation S-X.

Response: The Company notes that, although Rule 4-08(k) of Regulation S-X requires that the dollar amount of all material related party transactions be disclosed on the face of the financial statements, the Company respectfully submits that comprehensive footnote disclosure should be acceptable if, after giving consideration to the magnitude and nature of the transaction and the relationship of the parties, separate identification of individual transactions on the face of the financial statements of the related party transaction would not materially enhance investors’ understanding of the Company’s financial statements—and, indeed, may obscure the disclosure with excess detail that is not material to an investor’s understanding.

Securities and Exchange Commission

August 29, 2012

All of the Company’s related party transactions are comprehensively disclosed in Note 18. “Tax Receivable Agreement Obligations to Related Parties” and Note 19. “Other Related Party Transactions” of Notes to Consolidated Financial Statements beginning on page F-39 of Amendment No. 1. These related party transactions are summarized under the following seven headings within those Notes to Consolidated Financial Statements:

•	Tax Receivable Agreement Obligations to Related Parties
•	Transaction and Advisory Fee Agreement
•	Transaction Fee Letter Agreement
•	2019 Notes and Term Loans Held by Related Party
•	Transactions with Blackstone Portfolio Companies
•	Transactions with H&F Portfolio Companies
•	Other

In the case of transactions disclosed under Note 18. “Tax Receivable Agreement Obligations to Related Parties,” the Company acknowledges that the tax receivable agreement obligations with related parties warrant separate disclosure on the balance sheet and statement of cash flows, as applicable, due to the magnitude and nature of the obligations. Accordingly, the Company’s balance sheet and statement of cash flows reflect separate disclosure of the payments under these agreements.

In the case of transactions disclosed under the headings “Transaction and Advisory Fee Agreement” and “Transaction Fee Letter Agreement,” the specific transactions consisted of $40.0 million of transaction fees (comprised of payments of (i) $30.0 million payable pursuant to a transaction and advisory fee agreement with affiliates of Blackstone and Hellman & Friedman and (ii) $10.0 million payable pursuant to a transaction fee letter agreement with an affiliate of Blackstone) and $986,000 in advisory fees. As to the $40.0 million of transaction fees, the Company notes that these fees were acquisition costs paid by the Company on behalf of Parent concurrently with the consummation of the Merger and were reflected as a reduction of the equity contributed by Parent. Accordingly, there are no balances at December 31, 2011 to separately disclose on the financial statements. Furthermore, the Company believes the information included in the notes to the financial statements appropriately discloses the transactions. As to the $986,000 of advisory fees, the Company believes this amount to be immaterial relative to the financial statements as a whole, and that its separate disclosure on the face of the financial statements would not materially add to an investor’s understanding of the financial statements.

In the case of transactions described under the heading “2019 Notes and Term Loans Held by Related Party,” the Company notes that the terms of the 2019 Notes and Senior Credit Facilities were negotiated at arm’s length and that the terms of the portion of these instruments held by a related party are identical to the terms of the portion of these instruments held by unrelated third parties. As a result, the Company believes that separately disclosing the portion of these instruments held by a related party on the face of the financial statements does not add to an investor’s understanding of the financial statements, and has the potential to be confusing and/or misleading.

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August 29, 2012

In the case of transactions described under the headings “Transactions with Blackstone Portfolio Companies,” “Transactions with H&F Portfolio Companies” and “Other,” the Company believes the amounts involved are immaterial to both the business of the Company and the financial statements taken as a whole, as well as the individually affected line items in the income statement. The following table summarizes the aggregate related party revenues and costs of operations as a percentage of the affected income statement line items by year:

	2011	2010	2009
Related Party Revenue as % of Total Revenue	0.6%	0.1%	0.1%
Related Party Cost of Operations as a % of Total Costs of Operations	0.5%	0.1%	0.08%

20. Segment Reporting, page F-41

22.	We note you allocated certain transaction related costs among reportable segments for the predecessor period from January 1 to November 1, 2011, but we did not note similar allocation made for the successor period from November 2 to December 31, 2012. Please explain.

Response: As noted in the Company’s response to Staff’s comment 17 above, transaction-related costs for the period from November 2, 2011 to December 31, 2011 consisted solely of costs incurred in connection with the refinancing of existing debt and severance costs related to the termination of the Company’s former executive chairman. None of these costs was allocable to any particular segment or segments.

In contrast, transaction-related costs for the period from January 1, 2011 to November 1, 2011 include, among other items, expenses associated with the acceleration of equity-based compensation awards and expenses incurred in connection with transaction bonuses that were payable to certain employees of the Company. Because these costs are employee-related costs, they were allocable to the reportable segments for which the employees rendered their respective services.

Exhibit 5.1

23.	We note that counsel has limited its opinion to the laws of the State of New York and has not engaged local counsel for Delaware and California laws. As a result, counsel has not considered the laws of the States of Delaware and California. Please revise. See Section II.B.1.e of Staff Legal Bulletin No. 19.

Response: Counsel has revised its opinion in response to the Staff’s comment. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 1.

*    *    *    *    *

Securities and Exchange Commission

August 29, 2012

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (615) 742-6209.

Very truly yours,

/s/ Howard H. Lamar III

Howard H. Lamar III

Enclosures

Cc:	Gregory T. Stevens, Executive Vice President, General Counsel and Secretary, Emdeon Inc.
Craig E. Marcus, Ropes & Gray LLP